[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]



(202) 274-2008                                              aschick@luselaw.com

November 17, 2004

Via Overnight Delivery

Angela Jackson
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

         Re:      Jacksonville Bancorp, Inc.
                  Current Report on Form 8-K filed on October 22, 2004 File No. 0-49792

Dear Ms. Jackson:

     I am writing in response to the staff's letter to Ms. Diana S. Tone regarding the above referenced filing, and as a follow-up to my discussions with you yesterday. As I stated in our discussion, the audit committee of Jacksonville Bancorp, Inc.'s board of directors decided to replace its existing auditors following the receipt of bids from a number of accounting firms, including McGladrey & Pullen. The decision to change auditing firms was not based upon any dissatisfaction with McGladrey & Pullen. In fact, the decision to change outside auditors is not going to occur until Jacksonville Bancorp, Inc.'s 2004 audit has been completed and the Annual Report on Form 10-K has been filed. This will occur on or about March 29, 2005.

     Clearly, Jacksonville Bancorp, Inc. does not view the change in auditors as a "dismissal", and we confirm that McGladrey & Pullen did not resign or decline to stand for reelection.

     Jacksonville Bancorp, Inc. submits that while the disclosure in its Form 8-K does not fall within enumerated items of Item 304(a)(1)(i) of Regulation S-K, the disclosure accurately reflects the facts surrounding the decision, Jacksonville Bancorp, Inc. feels that it would be misleading to characterize the decision to change accountants as a "dismissal." We therefore respectfully request that the disclosure as originally stated in the Current Report on Form 8-K be left unchanged. Should you have any questions, please do not hesitate to contact the undersigned.

                                  Very truly yours,

                                 /s/ Alan Schick
                                 --------------------
                                     Alan Schick

cc:      Diana S. Tone, Chief Financial Officer